UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.   )*

Sogou Inc.
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

83409V104
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐: Rule 13d-1(b)
☐: Rule 13d-1(c)
☑: Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83409V104	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 105,978,979*
	6	SHARED VOTING POWER 176,496,146
	7	SOLE DISPOSITIVE POWER 151,557,875*
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,475,125
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.1%
12	TYPE OF REPORTING PERSON CO

*	Represents shares which are held by THL A21 (which is a wholly-owned subsidiary of Tencent) and for which voting power and dispositive power may be deemed to be shared between Tencent and THL A21.

CUSIP No. 83409V104	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THL A21 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 105,978,979*
	6	SHARED VOTING POWER 176,496,146
	7	SOLE DISPOSITIVE POWER 151,557,875*
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,475,125
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.1%
12	TYPE OF REPORTING PERSON CO

*	Represents shares which are held by THL A21 (which is a wholly-owned subsidiary of Tencent) and for which voting power and dispositive power may be deemed to be shared between Tencent and THL A21.

CUSIP No. 83409V104	SCHEDULE 13G	Page 4 of 8

ITEM 1
(a)	Name of Issuer

Sogou Inc.

(b)	Address of Issuer's Principal Executive Offices

Level 15, Sohu.com Internet Plaza
No. 1 Unit Zhongguancun East Road, Haidian District,
Beijing 100084
People's Republic of China

ITEM 2
(a)	Names of Persons Filing

Tencent Holdings Limited (“Tencent”)

THL A21 Limited (“THL A21”)

(b)	Address of Principal Business Office or, if none, Residence

Tencent:
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman KY1-1111, Cayman Islands

THL A21:
P.O. Box 957, Offshore Incorporations Centre
Road Town, Tortola, British Virgin Islands

(c)	Citizenship

Tencent – Cayman Islands

THL A21 – British Virgin Islands

(d)	Title of Class of Securities

Class A Ordinary Shares, par value of $0.001 per share

(e)	CUSIP Number

83409V104

ITEM 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

CUSIP No. 83409V104	SCHEDULE 13G	Page 5 of 8

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

ITEM 4	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a)	Amount beneficially owned:

The Issuer’s authorized equity shares consist of Class A and Class B Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except as to voting and conversion rights. Each Class A Ordinary Share is entitled to one vote per share and is not convertible. Each Class B Ordinary Share is entitled to ten votes per share and is convertible into one Class A Ordinary Share at any time.
Tencent beneficially owns 151,557,875 Class B Ordinary Shares through its wholly-owned subsidiary, THL A21.
In addition, as a result of the voting agreement (the “Voting Agreement”) among Sohu.com Inc. (“Sohu”), Tencent and the Issuer, Tencent may be deemed to have beneficial ownership attributable to shared voting power with respect to 3,717,250 Class A Ordinary Shares and 127,200,000 Class B Ordinary Shares held by Sohu. Under the Voting Agreement, Sohu and Tencent have agreed that, subject to certain exceptions, (1) within three years following the completion of the Issuer’s initial public offering (the “IPO”), Sohu will vote all Class B Ordinary Shares and any Class A Ordinary Shares held by Sohu and Tencent will vote 45,578,896 of Tencent’s Class B Ordinary Shares to elect the Issuer’s Board of Directors consisting of seven directors, four of whom will be appointed by Sohu, two of whom will be appointed by Tencent, and the seventh of whom will be the Issuer’s then chief executive officer, and (2) after three years following the completion of the IPO, Sohu will be entitled to choose to change the size and composition of the Issuer’s Board of Directors, subject to Tencent's right to appoint at least one director.
(b)	Percent of class:

According to the Issuer’s IPO prospectus and subsequent disclosure provided in a Form 6-K submitted by the Issuer on November 30, 2017, the Issuer had 112,764,581 Class A Ordinary Shares and 278,757,875 Class B Ordinary Shares outstanding immediately following the IPO and subsequently issued 5,643,856 Class A Ordinary Shares in connection with over-allotment option relating to the IPO. On the basis of the outstanding shares disclosed by the Issuer, the 151,557,875 Class B Ordinary Shares beneficially owned by Tencent and THL A21, together with the 3,717,250 Class A Ordinary Shares and 127,200,000 Class B Ordinary Shares held by Sohu, over which Tencent may be deemed to have beneficial ownership as a result of the Voting Agreement, represent 71.1% of the outstanding Class A Ordinary Shares and Class B Ordinary Shares.
(c)	Number of shares as to which the person has:

CUSIP No. 83409V104	SCHEDULE 13G	Page 6 of 8

(i)
Sole power to vote or to direct the vote: 105,978,979 (represents shares which are held by THL A21 (which is a wholly-owned subsidiary of Tencent) and for which voting power and dispositive power may be deemed to be shared between Tencent and THL A21)

(ii)	Shared power to vote or to direct the vote: 176,496,146

(iii)
Sole power to dispose or to direct the disposition of: 151,557,875 (represents shares which are held by THL A21 (which is a wholly-owned subsidiary of Tencent) and for which voting power and dispositive power may be deemed to be shared between Tencent and THL A21)

(iv)	Shared power to dispose or to direct the disposition of: - 0 -

ITEM 5	Ownership of Five Percent or Less of a Class
Not applicable.

ITEM 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

ITEM 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

ITEM 8	Identification and Classification of Members of the Group

Solely due to the Voting Agreement, Tencent and THL A21 may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) together with Sohu. However, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either Tencent or THL A21 (other than Tencent for the shares directly held by THL A21) that it is the beneficial owner of any Class A or B Ordinary Shares for any purpose, and such beneficial ownership is expressly disclaimed.

ITEM 9	Notice of Dissolution of Group
Not applicable.

ITEM 10	Certifications
Not applicable.

CUSIP No. 83409V104	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2018

Tencent Holdings Limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

CUSIP No. 83409V104	SCHEDULE 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2018

THL A21 Limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

LIST OF EXHIBITS
Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the U.S. Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Ordinary Shares, par value $0.0001 per share, of Sogou Inc., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 9, 2018.

Tencent Holdings Limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

THL A21 Limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director